Mail Stop 6010

September 21, 2006

Mr. Zhaokai Tang
Interim Chief Financial Officer
Lasersight Incorporated
6848 Stapoint Court
Winter Park, FL 32792

      RE: **Lasersight Incorporated**
              Form 10-KSB for the fiscal year ended December 31, 2005
              Filed March 31, 2006
              File No. 0-19671

Dear Mr. Tang:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant